Exhibit 99.11

SOMERLEY LIMITED
20/F., Aon China Building, 29 Queen’s Road Central, Hong Kong
Telephone: 2869 9090 Fax: 2845 0614 E-Mail: somerley@somerley.com.hk

July 23, 2013

To:	the Independent Board Committee of Yashili International Holdings Ltd

Dear Sirs,

VOLUNTARY GENERAL OFFER BY

UBS AG ON BEHALF OF

CHINA MENGNIU INTERNATIONAL COMPANY LIMITED FOR

YASHILI INTERNATIONAL HOLDINGS LTD

INTRODUCTION

We refer to our appointment as independent financial adviser to advise the Independent Board Committee in connection with the Offers. Details of the Offers are contained in the Composite Document dated July 23, 2013, of which this letter forms part. Capitalised terms used in this letter shall have the same meanings as those defined in the Composite Document unless the context otherwise requires.

As set out in the Announcement, UBS will, on behalf of the Offeror, make a voluntary conditional offer (i) to acquire all of the outstanding Yashili Shares; and (ii) to cancel all of the outstanding Yashili Options.

The Yashili Board currently consists of five executive directors, two non-executive directors and four independent non-executive directors. In accordance with Rule 2.8 of the Takeovers Code, members of the Independent Board Committee should comprise all non-executive directors who have no direct or indirect interest in the Offers. Mr. Chang Herman Hsiu-Guo and Mr. Zhang Chi, both non-executive directors of Yashili, are respectively a senior director of Carlyle Asia Investment Advisor Limited and a director of the Asia Buyout Fund of Carlyle Group, affiliates of CA Dairy, and are not considered independent in the context of the Offers. The Independent Board Committee, comprising all of the independent non-executive directors of Yashili, namely Mr. Yu Shimao, Mr. Chen Yongquan, Mr. Samuel King On Wong and Mr. Liu Jinting, has been established to make recommendations to (i) the Independent Yashili Shareholders as to whether the terms of the Share Offer are fair and reasonable so far as the Independent Yashili Shareholders are concerned and make a recommendation as to acceptance; and (ii) express their views on the Option Offer to the Yashili Optionholders. The Independent Board Committee has approved our appointment as the Independent Financial Adviser to advise the Independent Board Committee in this regard.

We are not associated or connected with Yashili or the Offeror, their respective substantial shareholders or any party acting, or presumed to be acting, in concert with any of them and, accordingly, are considered eligible to give independent advice on the Offers. Apart from normal professional fees payable to us in connection with this appointment, no arrangement exists whereby we will receive any fees or benefits from Yashili or the Offeror, their respective substantial shareholders or any party acting, or presumed to be acting, in concert with any of them.

In formulating our opinion, we have reviewed, among other things, (i) the Announcement; and (ii) the annual reports of Yashili for the two years ended December 31, 2011 and 2012 and we have discussed with the Yashili Directors their statement set out in Appendix II to the Composite Document that save as disclosed therein, there has been no material change since the date of the last published audited accounts of the Yashili Group up to and including the Latest Practicable Date. We have also relied on the information and facts supplied, and the opinions expressed, by the Yashili Directors, and have assumed that the information and facts provided and opinions expressed to us are true, accurate and complete in all material aspects at the time they were made and up to the date of the Composite Document. We have further assumed that all representations contained or referred to in the Composite Document are true, accurate and complete at the time they were made and at the date of the Composite Document. Independent Yashili Shareholders will be informed as soon as practicable if we become aware of any material change to such information. We have also sought and received confirmation from the Yashili Directors that no material facts have been omitted from the information supplied and opinions expressed to us. We consider that the information we have received is sufficient for us to reach our opinion and give the advice set out in this letter. We have no reason to believe that any material information has been omitted or withheld, or doubt the truth or accuracy of the information provided. We have, however, not conducted any independent investigation into the business and affairs of the Yashili Group, nor have we carried out any independent verification of the information supplied.

We have not considered the tax implications on the Independent Yashili Shareholders and the Yashili Optionholders of acceptance of the Offers since these depend on their individual circumstances. In particular, Independent Yashili Shareholders and Yashili Optionholders who are residents overseas or subject to overseas taxes or Hong Kong taxation on securities dealings should consider their own tax positions and, if in any doubt, should consult their own professional advisers.

PRINCIPAL TERMS OF THE OFFERS

The terms set out below are summarised from the “Letter from UBS” and “Letter from the Yashili Board” contained in the Composite Document, and Appendix I to the Composite Document. Independent Yashili Shareholders and Yashili Optionholders are encouraged to read the relevant letters and appendix in full. Independent Yashili Shareholders should note that the terms of the Cash and Share Option are unusual in Hong Kong and somewhat complex. Independent Yashili Shareholders who consider accepting the Cash and Share Option should therefore take care to read all the terms of this option carefully.

(a)	Share Offer Price and Option cancellation price

On behalf of the Offeror, the Offers will be made by UBS on the following basis:

The Share Offer:

Under the Share Offer, Yashili Shareholders accepting the Share Offer will have a choice of either:

(a)	for each Yashili Share, HK$3.50 in cash (the “Cash Option”); or

(b)	for each Yashili Share, HK$2.82 in cash and 0.681 Offeror Share (the “Cash and Share Option”).

The Offeror is a private company set up by the Offeror Parent for the sole purpose of making the Offers and holding Yashili Shares. There is no inherent value in the Offeror Shares prior to the Offeror completing the Offers and acquiring the Yashili Shares. In addition, there may be a limited market for the transfer of the Offeror Shares.

Each Accepting Yashili Shareholder (other than HKSCC Nominees) may choose either the Cash Option or the Cash and Share Option in respect of his entire holding of Yashili Shares. HKSCC Nominees may elect to choose the Cash Option for part of its holding of Yashili Shares and the Cash and Share Option for the remainder of its holding of Yashili Shares.

The Yashili Shares to be acquired under the Share Offer shall be fully paid and shall be acquired free from all liens, charges, encumbrances, rights of pre-emption and any other third party rights of any nature and together with all rights attaching to them as at the Closing Date or subsequently becoming attached to them, including the right to receive in full all dividends and other distributions, if any, declared, made or paid on or after the Closing Date, the earliest date for which is August 13, 2013. In particular, two significant dividends, a final dividend of Yashili of RMB11.31 cents per Yashili Share declared for the year ended December 31, 2012 and a special dividend of RMB28.25 cents per Yashili Share declared for the year ended December 31, 2012 by Yashili, have recently been paid to Yashili Shareholders. The Yashili Shares are being acquired under the terms of the Share Offer “ex” such dividends, i.e. the consideration receivable by the Yashili Shareholders under the Share Offer is in addition to those dividends.

The Offeror Shares to be issued under the Share Offer will be issued free from all encumbrances, credited as fully-paid, non-assessable, and will rank pari passu with all issued shares in the Offeror, including the Subscriber Share, including the right to receive in full all dividends and other distributions, if any, declared, made or paid on or after the date of their issue, voting rights and capital. Fractions of the Offeror Shares are to be rounded up to the nearest whole number.

The Option Offer:

(A)	In respect of Yashili Options with an exercise price of RMB0.11:

	For cancellation of each such Yashili Option	HK$	3.361 in cash

(B)	In respect of Yashili Options with an exercise price of HK$1.50:

	For cancellation of each such Yashili Option	HK$	2.00 in cash

(C)	In respect of Yashili Options with an exercise price of RMB1.84:

	For cancellation of each such Yashili Option	HK$	1.171 in cash

Under Rule 13 of the Takeovers Code, where an offer is made for shares, and options are also outstanding, the offeror must make an appropriate offer or proposal to the holders of the options to ensure that their interests are safeguarded. Equality of treatment is required. The cancellation prices under the Option Offer set out above, which are the respective “see through” prices, i.e. the Share Offer Price less the relevant exercise price in respect of the outstanding Yashili Options, reflect the normal basis adopted.

By accepting the Option Offer, Yashili Optionholders will renounce and agree to the cancellation of relevant outstanding Yashili Options, whereafter all rights under those outstanding Yashili Options shall lapse and be fully discharged and of no further effect.

Pursuant to the terms of the Pre-IPO Share Option Scheme and the Share Option Scheme, in the event that a general offer is made to all Yashili Shareholders and such offer becomes or is declared unconditional prior to the expiry date of the relevant Yashili Options, Yashili Optionholders are entitled to exercise the Yashili Options (to the extent not already exercised) at any time within one month after the date on which the offer becomes or is declared unconditional. The Yashili Options will lapse after such one-month period. Accordingly, the exercise periods for the relevant outstanding Yashili Options are accelerated.

Yashili Optionholders should therefore monitor the situation closely and, if the Share Offer becomes unconditional, and should ensure that they either accept the Option Offer or exercise their Yashili Options before the close of the one-month period for exercise as they will lose substantial value of their Yashili Options if they simply allow their Yashili Options to lapse. In the event that any of the Yashili Options are exercised before the close of the Offers in accordance with the provisions of the Pre-IPO Share Option Scheme or the Share Option Scheme, the Yashili Shares issued as a result thereof will be subject to the Share Offer.

(b)	Conditions of the Share Offer

The Share Offer is subject to the Conditions, which include, among other things, valid acceptances of the Share Offer being received (and not, where permitted, withdrawn) by 4:00 p.m. on the Closing Date (or such later time or date as the Offeror may, subject to the rules of the Takeovers Code, decide) in respect of such number of Yashili Shares which will result in the Offeror and persons acting in concert with it holding at least 75% of the voting rights in Yashili. This Condition can be waived if the Offeror receives acceptances in respect of the Share Offer which would result in the Offeror Parent, the Offeror and their respective Concert Parties holding more than 50% of the voting rights in Yashili. Certain Conditions can be waived in whole or in part by the Offeror while certain Conditions cannot be waived (such as the obtaining of approval at an EGM of the Offeror Parent in relation to the making of the Offers (including the signing and completion of the Irrevocable Undertakings) as a ‘major transaction’ pursuant to the Listing Rules). The Offeror Parent has obtained approval from its shareholders at an EGM in this regard pursuant to the Listing Rules.

Further details of the Conditions are set out in the “Letter from UBS” contained in the Composite Document.

(c)	The Irrevocable Undertakings

On June 17, 2013, Zhang International and CA Dairy each executed an irrevocable undertaking (the Zhang Irrevocable Undertaking and the CA Dairy Irrevocable Undertaking respectively) in favour of the Offeror Parent and the Offeror, pursuant to which each of Zhang International and CA Dairy has irrevocably undertaken to the Offeror and the Offeror Parent to accept, or procure the acceptance of, the Share Offer with respect to the Relevant Yashili Shares as soon as possible and in any event by 4:00 p.m. on the Business Day after the Despatch Date. Zhang International has committed to accept the Cash and Share Option for all of the Yashili Shares held by it as at the date of the Zhang Irrevocable Undertaking. CA Dairy has committed to accept the Cash Option in respect of all the Yashili Shares owned by it as at the date of the CA Dairy Irrevocable Undertaking.

Each of Zhang International and CA Dairy has irrevocably undertaken, among other things, that it will not withdraw any acceptance of the Share Offer in respect of the Relevant Yashili Shares. Zhang International has also undertaken in the Zhang Irrevocable Undertaking that from the date of the Zhang Irrevocable Undertaking until a period of three years from the date of Completion, it will not register the transfer of any of its issued share capital or otherwise issue, allot or agree to issue or allot any shares, securities or other interests in its share capital or loan capital or otherwise recognise any economic interests in its equity asserted by a person other than any member of the Zhang’s Family. Such provisions form part of the Zhang Irrevocable Undertaking and will terminate in the event that the Zhang Irrevocable Undertaking is terminated in accordance with its terms. If the Offeror Shares Lock-Up Restrictions and/or the Yashili Shares Lock-Up Restrictions as detailed in the “Letter from UBS” lapse, this lock up restriction for Zhang International shall also lapse. Non-competition and non-solicitation undertakings were also provided by Zhang International.

Further details of the Irrevocable Undertakings, non-competition and non-solicitation undertakings, and lock-up restrictions are contained in the “Letter from UBS” in the Composite Document.

(d)	Conditions of the Option Offer

The Option Offer will be conditional upon the Share Offer becoming or being declared unconditional in all respects. Following acceptance of the Option Offer, the relevant Yashili Options together with all rights attaching thereto will be entirely cancelled and renounced on the Closing Date.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In formulating our opinion and recommendation with regard to the Offers, we have taken into account the following principal factors and reasons:

1.	Background to and reasons for the Offers

The Yashili Shares have been listed on the Main Board of the Stock Exchange since November 1, 2010. The Yashili Group is principally engaged in the production and sale of paediatric milk formula products and nutrition food. In the 2012 annual report of Yashili, Yashili Group’s products are categorised into four reportable segments (i) production and sale of Yashily paediatric milk formula products; (ii) production and sale of Scient paediatric milk formula products; (iii) production and sale of nutrition products; and (iv) others, including the production and sale of packing materials mainly for Yashili Group’s internal use, and sale of surplus raw materials. Yashili Group’s core brand Yashily is primarily targeted at mid/high-end consumer groups and Scient is a premium brand which targets high-end consumers, with products that compete with major international infant formula brands.

It is stated in the “Letter from UBS” contained in the Composite Document that the Offeror, a wholly-owned subsidiary of the Offeror Parent, was incorporated in the British Virgin Islands by the Offeror Parent on June 4, 2013 for the sole purpose of making the Offers and holding Yashili Shares. If the Share Offer becomes unconditional in all respects, the Offeror will be the new holding company of Yashili upon the close of the Offers. The Offeror has not carried on any business since incorporation, other than matters in connection with the Offers. The Offeror will not engage in any business other than holding Yashili Shares. The principal activity of the Offeror Parent (a listed company on the Stock Exchange) is investment holding and the Offeror Parent Group is principally engaged in manufacturing and distribution of quality dairy products mainly in the PRC. The Offeror Parent Group’s products range includes liquid milk products, such as UHT milk, milk beverages and yogurt, ice-cream and other dairy products such as milk powder. In December 2012, the Offeror Parent Group’s annual production capacity of dairy products reached 7.58 million tonnes. As disclosed in the Offeror Parent’s 2012 annual report, the audited revenue of the Offeror Parent for the year ended December 31, 2012 and December 31, 2011 amounted to approximately RMB36.1 billion and RMB37.4 billion respectively. For the year ended December 31, 2012 and December 31, 2011, the Offeror Parent’s profit for the year attributable to its equity owners amounted to approximately RMB1.3 billion and RMB1.6 billion respectively.

The PRC dairy market has continued to grow over the past few years and the paediatric milk formula market, one of the key components of the PRC dairy market, has been expanding rapidly as well. The Offeror Parent considers that establishing a partnership between the Offeror Parent’s leading dairy brand in the PRC, Mengniu, and Yashili’s brand, Yashili (being one of the successful paediatric milk powder brands in the PRC), would enable both parties to leverage each other’s capabilities and resources in product offering, product innovation, upstream sourcing, distribution and sales channel development, product quality control and consumer marketing to capture the rapid growth of paediatric milk formula market in the PRC. Yashili Group’s business model integrates high brand recognition, imported premium dairy raw materials and a proprietary formula, and commitment to establish a high standard of quality supervision and quality assurance system. The Offeror Parent Group intends to work with Yashili Group with a view to maintaining Yashili Group’s independent operating platform for the paediatric milk powder business and the Offeror Parent envisions no change in Yashili Group’s sourcing policy to ensure that consumers continue to enjoy unchanged quality commitment and brand value from Yashili Group’s products. The Offeror Parent believes that, through this co-operation, both companies will be able to offer more consumers a wider range of safe, healthy dairy products of the highest quality.

2.	Financial information and prospects of Yashili Group

(a)	Financial performance

The following is a summary of the audited consolidated results of Yashili Group for the three years ended December 31, 2010, 2011 and 2012, as extracted from the relevant annual reports of Yashili Group. Further details of the results and other financial information of Yashili Group are set out in Appendix II to the Composite Document. The consolidated results are presented in Renminbi (“RMB”).

	Year ended December 31,
	2012	2011	2010
	RMB’000	RMB’000	RMB’000
	(Audited)	(Audited)	(Audited)

Turnover	3,655,143	2,957,818	2,954,370
Cost of sales	(1,693,452)	(1,419,512)	(1,272,624)

Gross profit	1,961,691	1,538,306	1,681,746
Other revenue	37,631	28,714	61,234
Other net loss	(392)	(252)	(585)
Selling and distribution expenses	(1,222,745)	(1,061,861)	(957,468)
Administrative expenses	(202,104)	(185,454)	(182,823)
Other expenses	(14,702)	(6,457)	(11,536)

	Year ended December 31,
	2012 RMB’000 (Audited)	2011 RMB’000 (Audited)	2010 RMB’000 (Audited)

Profit from operations	559,379	312,996	590,568
Finance income	89,749	65,123	11,909
Finance costs	(2,804)	(2,730)	(13,024)

Net finance income/(costs)	86,945	62,393	(1,115)

Profit before taxation	646,324	375,389	589,453
Income tax expenses	(175,856)	(66,964)	(86,312)

Profit for the year	470,468	308,425	503,141

Attributable to:
Equity shareholders of Yashili	468,482	306,258	502,354
Non-controlling interests	1,986	2,167	787

Profit for the year	470,468	308,425	503,141

	RMB Cents	RMB Cents	RMB Cents

Earnings per Yashili Share
Basic	13.3	8.7	16.6
Diluted	13.2	8.6	16.3

Dividend per Yashili Share*
Final dividend	11.31	5.68	7.00
Special dividend	28.25	—	—

*	Represents dividend declared per Yashili Share in respect of the respective financial year

(i)	Revenue

The following table sets out Yashili Group’s revenue by reportable segments for the three years ended December 31, 2010, 2011 and 2012:

	Year ended December 31,
	2012	2011	2010
	RMB’000	RMB’000	RMB’000
	(Audited)	(Audited)	(Audited)

Yashily paediatric milk formula products	2,478,269	1,825,525	1,816,133
Scient paediatric milk formula products	653,426	608,627	624,344
Nutrition products	489,445	473,312	466,719
Others	34,003	50,354	47,174

Total	3,655,143	2,957,818	2,954,370

As illustrated in the summary above, the principal products of Yashili Group are Yashily paediatric milk formula products which contributed more than 60% of total revenue of Yashili Group for each of 2010, 2011 and 2012. Revenue for the year ended December 31, 2011 was very similar to that of 2010. Selling prices of Yashili Group’s products increased and product mix improved, but this was partially offset by the increase in sales discount granted to distributors.

For the year ended December 31, 2012, revenue from Yashily paediatric milk formula products increased by approximately 35.8% as compared to that of 2011, which was mainly attributable to overall growth of sales volume boosted by successful sales strategies. During the year of 2012, Yashili Group strengthened its channels in second- and third-tier cities as well as rural areas. Sales in these areas surged by approximately RMB602.4 million in 2012 as compared to 2011.

As a result of fierce market competition and decrease in sales volume, revenue from Scient paediatric milk formula products decreased by approximately 2.5% in 2011 from that of 2010. For the year ended December 31, 2012, revenue increased by approximately 7.4% as compared to that of 2011 mainly due to the launch of Merla series under the Scient brand in mid 2012.

There has been an increasing trend for the sale of nutrition products for the past three years ended December 31, 2010, 2011 and 2012 primarily due to growth in market demand. Revenue from other products increased by approximately 6.7% in 2011 as compared to that of 2010 mainly due to the increase in the sales of surplus raw material, whereas revenue from other products dropped in 2012 mainly due to a decrease in such sales.

(ii)	Gross profit

For the year ended December 31, 2011, Yashili Group’s gross profit decreased by approximately 8.5% as compared to that of 2010 mainly due to the significant surge in price of both raw milk powder and its supplements. The surge of raw milk powder price in New Zealand was under the influence of drought and earthquake. Also, more sales discounts and sample gifts were given out to customers. As a result, the gross profit margin decreased from approximately 56.9% in 2010 to approximately 52.0% in 2011.

Gross profit of Yashili Group increased by approximately 27.5% in 2012 as compared to that of 2011. More sales discounts were granted by Yashili Group to encourage further development of the market, but on the other hand, the product mix was improved and average cost of raw milk powder decreased during the year which contributed to slightly improved gross profit margin of approximately 53.7% in 2012.

(iii)	Other revenue

Other revenue included primarily government grants, compensation income, rental income and others. For the year ended December 31, 2010, other revenue included a reversal of input value-added tax transferred-out of approximately RMB22.8 million incurred during the melamine incident as approved by local tax bureau. As there was no such reversal in 2011 and there was a drop of government grant, other revenue decreased to approximately RMB28.7 million in 2011.

(iv)	Expenses and profits attributable to equity shareholders of Yashili

Selling and distribution expenses consisted primarily of advertising expenses, promotional expenses, transportation expenses, salaries and employee benefits for sales personnel and other related expenses. For the year ended December 31, 2012, Yashili Group’s selling and distribution expenses amounted to approximately RMB1,222.7 million, representing an increase of approximately 15.2% from 2011. The increase was mainly due to increase in salary and other expenses relating to sales promoters and promotion expenses. Advertisement expenses incurred in 2012 were lower than that of 2011. In the first half of 2011, Yashili Group increased its prime time television advertisements to raise the awareness and reputation of its products. The commercial finished broadcasting in the first half of 2011.

Administrative expenses consisted primarily of salaries and employee benefits of administrative and management staff, depreciation and amortization expenses, travel and entertainment expenses, audit fees, research and development expenses, provisions for doubtful receivables, office rental expenses and other related expenses. Administrative expenses have increased by approximately 1.4% from 2010 to 2011, and approximately 9.0% from 2011 to 2012 mainly due to increase in staff cost, office expenses and related expenses.

For the year ended December 31, 2011, Yashili Group’s finance costs decreased by approximately 79.1% as compared to the preceding year, primarily due to the decrease in the weighted average balance of Yashili Group’s bank borrowings. Net finance income amounted to approximately RMB62.4 million in 2011. For the year ended December 31, 2012, net finance income amounted to approximately RMB86.9 million. Such growth was mainly due to the increase in investment income during 2012 and gain from fair value changes from the wealth management products with capital preservation as at December 31, 2012.

Yashili Group’s income tax expenses amounted to approximately RMB67.0 million in 2011, with a higher effective income tax rate as compared to that in 2010. Such higher tax rate was mainly due to expiry of the preferential taxation period for a major subsidiary of Yashili. The impact resulted from such increment in the tax rate has been partially offset by deferred tax asset on the deductible tax loss brought forward recognised by another subsidiary. For the year ended December 31, 2012, Yashili Group’s income tax expense amounted to RMB175.9 million. Such increase was mainly due to the surge in total profit before tax and increase in the effective income tax rate as compared that in 2011, as detailed in Yashili Group’s 2012 annual report.

Yashili Group’s profit attributable to equity shareholders amounted to RMB306.3 million in 2011, representing an approximate decrease of 39.0% as compared to that of 2010. This was mainly due to the impact of decrease in gross profit margin and increase in selling and distribution expenses noted above.

For the year ended December 31, 2012, profit attributable to equity shareholders of Yashili increased by approximately 53.0% as compared to that of 2011 mainly contributed by various factors including growth in profit margin, and decrease in the ratio of selling and distribution expenses over Yashili Group’s revenue but partially offset by the increase of income tax expenses.

(v)	Earnings per Yashili Share and dividends

The basic earnings per Yashili Share for the three years ended December 31, 2010, 2011 and 2012 were approximately RMB16.6 cents, RMB8.7 cents and RMB13.3 cents respectively and the diluted earnings per Yashili Share for the three years ended December 31, 2010, 2011 and 2012 were approximately RMB16.3 cents, RMB8.6 cents and RMB13.2 cents respectively. The movements in the earnings per Yashili Share followed that of the net profits of the Yashili Group.

Yashili declared a final dividend of RMB11.31 cents per Yashili Share for the year ended December 31, 2012 (which was paid in early July 2013), totalling approximately RMB400.3 million. This represents approximately

85% of the profit attributable to equity shareholders of Yashili for the year ended December 31, 2012, which we consider a high pay-out ratio. In addition, Yashili also declared a special dividend of RMB28.25 cents per Yashili Share in respect of the year ended December 31, 2012 (which was also paid in early July 2013). Consequently, the total dividends paid in respect of 2012 substantially exceeded the earnings for that year.

For the year ended December 31, 2011, a final dividend of RMB5.68 cents per Yashili Share was declared, totalling approximately RMB200.1 million. This represented approximately 65% of the profit attributable to equity shareholders of Yashili for the year ended December 31, 2011. For the year ended December 31, 2010, it is stated in the 2010 annual report of Yashili that a final dividend of RMB7 cents per Yashili Share was declared totalling approximately RMB246 million and representing approximately 49% of the profit attributable to equity shareholders of Yashili for the year ended December 31, 2010. However, Yashili only became a listed company in November 2010. No interim dividend was declared in respect of 2011 or 2012.

(b)	Financial position

Set out below are the summarised consolidated balance sheets of Yashili as at December 31, 2010, December 31, 2011 and December 31, 2012. Further details of the financial position of Yashili Group as at those dates and other financial information of Yashili Group, including the indebtedness statement, are set out in Appendix II to the Composite Document.

	As at December 31, 2012	As at December 31, 2011	As at December 31, 2010
	RMB’000	RMB’000	RMB’000
	(Audited)	(Audited)	(Audited)

NON-CURRENT ASSETS
Property, plant and equipment	743,863	729,525	706,550
Investment properties	112,004	76,334	71,752
Lease prepayments	130,432	133,367	136,302
Intangible assets	3,937	5,346	7,278
Deferred tax assets	80,015	77,048	50,780
Prepayments and other receivables	184,170	11,016	16,525
Long-term bank deposits	306,142	—	—
Other non-current assets	8,285	6,875	3,342

	1,568,848	1,039,511	992,529

	As at December 31, 2012	As at December 31, 2011	As at December 31, 2010
	RMB’000 (Audited)	RMB’000 (Audited)	RMB’000 (Audited)

CURRENT ASSETS
Inventories	652,922	577,731	390,815
Trade and bills receivables	26,779	52,344	192,312
Prepayments and other receivables	135,667	138,148	102,000
Amounts due from related parties	911	1,816	1,456
Restricted bank deposits	299,609	72,456	42,310
Cash and cash equivalents	2,073,161	2,581,563	2,759,273
Short-term bank deposits	611,972	—	—
Other investments	200,000	180,000	—

	4,001,021	3,604,058	3,488,166

CURRENT LIABILITIES
Trade and other payables	1,028,573	720,118	499,948
Loans and borrowings	330,912	31,359	158,440
Amounts due to related parties	2,188	1,722	4,566
Income tax payables	89,223	53,102	33,200

	1,450,896	806,301	696,154

Net current assets	2,550,125	2,797,757	2,792,012

Total assets less current liabilities	4,118,973	3,837,268	3,784,541

NON-CURRENT LIABILITIES
Deferred income	18,627	30,669	42,928
Deferred tax liabilities	18,000	2,600	11,664

	36,627	33,269	54,592

Net assets	4,082,346	3,803,999	3,729,949

CAPITAL AND RESERVES
Capital	302,601	301,463	300,685
Reserves	3,776,458	3,501,235	3,430,130

Total equity attributable to equity shareholders of Yashili	4,079,059	3,802,698	3,730,815
Non-controlling interests	3,287	1,301	(866)

TOTAL EQUITY	4,082,346	3,803,999	3,729,949

(i)	Property, plant and equipment, investment properties and lease prepayments

Property, plant and equipment of Yashili Group include principally plant and buildings located in the PRC, as well as machinery and equipment used in the business of Yashili Group. The respective net book value was approximately RMB468.2 million and RMB366.0 million as at December 31, 2012. The investment properties of Yashili Group primarily consisted of properties in the PRC under a medium-term lease. Building ownership certificates of investment properties with carrying amount of approximately RMB37.3 million had not yet been issued as at December 31, 2012, but Yashili does not foresee any substantial obstacle in obtaining this building ownership certificate. The lease prepayments represent the value attributable to land use rights premium paid to authorities in the PRC.

(ii)	Inventories

The inventories of Yashili Group represented approximately 11.7% of Yashili Group’s total assets as at December 31, 2012. Such balance consisted primarily of raw materials, work-in-progress and finished goods. As at December 31, 2012, Yashili Group’s inventory balance amounted approximately RMB652.9 million, with increase of approximately RMB75.2 million as compared to 2011, of which, balance for raw materials and finished goods increased by RMB46.8 million and RMB48.0 million respectively. Yashili Group had stockpiled more raw materials and finished goods to satisfy stronger market demand for its products in 2013.

(iii)	Prepayments and other receivables, and trade and bills receivables

Prepayments and other receivables of Yashili Group represented approximately 5.7% of Yashili Group’s total assets as at December 31, 2012. The balance of non-current prepayments and other receivables amounted to approximately RMB184.2 million as compared to approximately RMB11.0 million in 2011. Such increase mainly represented deposit for acquisition of land use right for the new headquarters in the PRC and food research institute, and prepayments for purchase of equipment for production and liquid drink in the Zhengzhou plant of Yashili Group.

Trade and bills receivables comprised mainly trade receivables. The net trade and bills receivable after doubtful debt allowance amounted to approximately RMB26.8 million as at December 31, 2012. As at December 31, 2012, Yashili Group had trade and bills receivables of approximately RMB19.9 million which were within agreed credit periods, and approximately RMB4.4 million which were overdue for not more than 3 months, which respectively represented approximately 74.3% and 16.5% of the trade and bills receivables balance.

(iv)	Trade and other payables

Trade and other payables comprised mainly trade payables and advances from customers. Trade and other payables amounted to approximately RMB1,028.6 million as at December 31, 2012. As stated in Yashili Group’s 2012 annual report, the credit period granted to Yashili Group by the suppliers ranges from 30 days to 90 days. As at December 31, 2012, Yashili Group’s trade and other payables amounted to RMB1,028.6 million, as compared to RMB720.1 million in 2011. The increase was mainly due to (i) increase in amount payable for raw material by RMB110.4 million as Yashili Group procured more raw material to satisfy strong market demand in the fourth quarter of 2012; and (ii) the balance of customers’ prepayments received by Yashili Group increased by RMB142.7 million due to strong market demand in January 2013.

(v)	Cash and indebtedness position

Cash and cash equivalents dropped from approximately RMB2,581.6 million as at December 31, 2011 to approximately RMB2,073.2 million as at December 31, 2012 mainly due to net cash generated from operating activities of approximately RMB772.0 million offset primarily by net cash used in investing activities of approximately RMB1,144.9 million and net cash used in financing activities of approximately RMB130.4 million. As at December 31, 2012, other bank deposits include short-tem bank deposits amounted to approximately RMB612.0 million which will mature in one year and long-term bank deposits amounted to approximately RMB306.1 million which will mature in 2 to 3 years.

Yashili Group recorded short-term loans and borrowings of approximately RMB330.9 million as at December 31, 2012, which are mainly denominated in RMB.

(vi)	Net asset value per Yashili Share and gearing ratio

As at December 31, 2012, the audited consolidated net asset value attributable to equity shareholder of Yashili per Yashili Share was approximately RMB1.16 per Yashili Share, calculated by dividing the audited net asset value of Yashili Group attributable to equity shareholders of approximately RMB4,079.1 million by the 3,522,946,000 Yashili Shares in issue as at December 31, 2012. Yashili announced a final dividend of RMB11.31 cents per Yashili Share and a special dividend of RMB28.25 cents per Yashili Share, both for the year ended December 31, 2012, on March 25, 2013 and May 5, 2013 respectively. Based on the number of Yashili Shares in issue as at December 31, 2012, the final dividend and special dividend would total to approximately RMB1,393.7 million. The adjusted net asset value per Yashili Share would decrease by approximately 34.1% to approximately RMB0.7644 per Yashili Share after deducting the final and special dividends. The final and special dividends have been paid in early July 2013.

The gearing ratio of Yashili Group was approximately 4.9% based on the bank borrowings of RMB200,148,000 set out in the “Indebtedness statement” as set out in Appendix II to the Composite Document divided by the net assets as at December 31, 2012. Although dividends totalling approximately RMB1.4 billion have been paid since that date, we understand from Yashili the payment was made out of cash in hand.

(c)	Prospects of Yashili Group

As stated in Yashili’s 2012 annual report, owing to, among other factors, expected increase in per capita income of urban and rural residents, the paediatric milk powder market has scope for expansion. Consumption and investment in second and third-tier cities has significantly increased, and therefore Yashili Group expect that the growth of the paediatric food market in second and third-tier cities would exceed that in first-tier cities in 2013. Yashili anticipates that the birth rate will remain at a relatively stable level, which provides a wider platform and market for Yashili Group to maintain its growth.

In recent years, a series of policies and systems in respect of the paediatric milk powder market was promulgated by the PRC government authorities to establish and improve the national standard for safety of dairy products, and eliminate substandard small and medium sized enterprises. Due to the high standards and rigorous requirements of the paediatric milk powder industry, large scale dairy enterprises will enjoy competitive strength in terms of the number of brands as a corollary of industrial modernisation facilitated by the government. In order to capture further business opportunities, Yashili Group will continue to focus on tasks such as expanding marketing channels, enhancing brand building, increasing research and development, implementing strict control over product quality and carrying forward overseas projects. Yashili announced in January 2013 its plan to establish a manufacturing facility for production of finished products and semi-finished products, including base milk powder, in New Zealand. It was further announced by Yashili in March 2013 that consent from New Zealand government in respect of investment in this project had been obtained. The manufacturing facilities are expected to be put into operation in second half of 2014.

Yashili Group faces a number of challenges in expanding its business. Competition is intense in the PRC infant formula industry. Foreign brand companies are devoting greater resources to develop the business in the PRC because the PRC is experiencing high infant formula market growth. Food safety is one of the critical risks for the food and beverage industry in the PRC, especially for the infant formula sector. Accordingly, the business of Yashili Group is highly sensitive to consumers’ perception of the safety, quality and health benefits of its products. Any real or perceived product contamination, spoilage or adulteration could adversely affect the business of Yashili Group. Moreover, the fluctuation of raw milk powder price poses a risk to the gross profit margin of Yashili Group. The significant surge of raw milk powder in New Zealand resulted in a squeeze of gross profit margin by 4.9 percentage points to approximately 52% in 2011. This contributed primarily to the drop of the profit attributable to equity shareholders of Yashili from approximately RMB502.4 million in 2010 to approximately RMB306.3 million in 2011.

According to press reports, the PRC government has recently investigated a number of foreign makers of infant formula for possible price fixing and anticompetitive activity. In response to the investigation, Wyeth Nutrition, now owned by Nestle SA, announced price reductions for its major products by up to 20% with an average reduction of 11%. Danone SA also announced that that it planned to cut prices for its infant formula products in the PRC by up to 20%. On July 9, 2013, Biostime International Holdings Limited (“Biostime”) (stock code: 1112) announced a series of consumer rewards activities and that customers will enjoy a discount of around 11% off the suggested retail prices of infant formula products. Mead Johnson Nutrition Company announced that it will reduce prices of its infant milk formula products in the PRC by 7% to 15%, and also launch new promotional campaigns aimed at reinforcing the trust and support of PRC consumers. The price reductions by Wyeth Nutrition, Danone SA, Biostime and Mead Johnson Nutrition Company may exert pricing pressure on other industry players, including Yashili Group.

3.	Analysis of the price performance and trading liquidity of Yashili Shares

(a)	Short-term price performance (since March 26, 2013)

On March 25, 2013, after trading hours of the Yashili Shares on the Stock Exchange, Yashili announced the preliminary annual results for the year ended December 31, 2012 and a final dividend of RMB11.31 cents per Yashili Share for the year ended December 31, 2012. On Sunday, May 5, 2013, Yashili announced a special dividend of RMB28.25 cents per Yashili Share for the year ended December 31, 2012 in addition to the final dividend of RMB11.31 cents per Yashili Share. The ex-entitlement date in respect of both the final dividend and special dividend was June 11, 2013 which is also the “Last Trading Date” as defined in the Composite Document. The prices of the Yashili Shares during the period between the respective announcements of the final dividend and special dividend and up to June 10, 2013, as quoted on the Stock Exchange, represented the “cum dividend” prices of the Yashili Shares.

Since the Yashili Shares are being acquired “ex dividend” under the Share Offer and the amount of final and special dividends is substantial, for the purposes of comparing “like with like”, we have compared the Share Offer Price with the prices of the Yashili Shares on an “ex dividend” basis in respect of the final and special dividends by deducting (a) the final dividend of RMB0.1131 per Yashili Share (equivalent to HK$0.1421 per Yashili Share as extracted from the website of the Stock Exchange) from the closing Yashili Share price as quoted on the Stock Exchange for the period from March 26, 2013 (the first trading day after the announcement of the final dividend by Yashili) and (b) the special dividend of RMB0.2825 per Yashili Share (equivalent to HK$0.355 per Yashili Share as extracted from the website of the Stock Exchange) from the closing Yashili Share price as quoted on the Stock Exchange for the period from May 6, 2013 (the first trading day after the announcement of the special dividend by Yashili), both to June 10, 2013 (the last trading day of the Yashili Shares on a “cum dividend” basis). On this basis, the Share Offer Price of HK$3.50 represents:

(i)	a premium of approximately 9.4% over the closing price of HK$3.20 per Yashili Share, which is the “ex dividend” price quoted on the Stock Exchange, on the Last Trading Date (i.e. June 11, 2013), being the last full trading day prior to the suspension of trading in the Yashili Shares on the Stock Exchange before the announcement of the Share Offer;

(ii)	a premium of approximately 10.1% over the average closing price of approximately HK$3.18 per Yashili Share for the last 5 trading days on an ex dividend basis immediately prior to and including the Last Trading Date;

(iii)	a premium of approximately 9.0% over the average closing price of approximately HK$3.21 per Yashili Share for the last 10 trading days on an ex dividend basis immediately prior to and including the Last Trading Date;

(iv)	a premium of approximately 11.6% over the average closing price of approximately HK$3.14 per Yashili Share for the last 20 trading days on an ex dividend basis immediately prior to and including the Last Trading Date;

(v)	a premium of approximately 14.0% over the average closing price of approximately HK$3.07 per Yashili Share on an ex dividend basis for the period from May 6, 2013 (the first trading day after the announcement of the special dividend by Yashili) and up to and including the Last Trading Date;

(vi)	a premium of approximately 20.3% over the average closing price of approximately HK$2.91 per Yashili Share on an ex dividend basis for the period from March 26, 2013 (the first trading day after the announcement of the final dividend by Yashili) and up to and including the Last Trading Date; and

(vii)	a premium of approximately 0.6% over the closing price of HK$3.48 per Yashili Share as quoted on the Stock Exchange as at the Last Practicable Date.

(b)	Share price performance since listing

Chart 1 below illustrates the daily closing price per Yashili Share from November 1, 2010, being the first day of trading of the Yashili Shares on the Stock Exchange, up to and including the Latest Practicable Date, and Chart 2 below compares the Yashili Share price performance with certain indices.

Note:	Chart 1 above has been prepared based on figures from Bloomberg where the Yashili Share prices were not stated on the same “ex dividend” basis as mentioned in sub-section (a) above.

Note:	Chart 2 above has been prepared based on figures from Bloomberg where the Yashili Share prices were not stated on the same “ex dividend” basis as mentioned in sub-section (a) above.

Yashili went public in November 2010 at a price of HK$4.20 per Yashili Share, but the price sank after the initial public offering and was generally in a downward trend until September 2011, bottoming at HK$1.03 per Yashili Share on September 26, 2011, being the lowest closing price of the Yashili Share during the period.

The Yashili Share price was relatively stable during the period from October 2011 to August 16, 2012, with the closing price fluctuating between HK$1.13 and HK$1.53.

The Yashili Share price saw an increasing trend after August 16, 2012, when Yashili announced its 2012 interim results. For the six months ended June 30, 2012, the unaudited profit attributable to the equity holders of Yashili increased by approximately 45.8% as compared to that of 2011. This may have contributed to the increase in Yashili Share price. The momentum continued and on January 10, 2013, Yashili announced the establishment of manufacturing facility for production of finished products and semi-finished products, including base milk powder, in New Zealand, with an annual production capacity expected to be about 52,000 tonnes. On January 21, 2013, Yashili published a positive profit alert and on May 5, 2013, Yashili announced a special dividend of RMB28.25 cents per Yashili Share for the year ended December 31, 2012 in addition to the final dividend.

On the first day of dealings in the Yashili Shares on an “ex dividend” basis in respect of both 2012 final and special dividends (i.e. June 11, 2013), the Yashili Share price dropped from HK$3.69 on June 10, 2013 to HK$3.20. This drop of HK$0.49 per Yashili Share is approximately equal to the sum of final dividends for the year of 2012 of RMB0.1131 per Yashili Share (equivalent to HK$0.1421 per Yashili Share as extracted from the website of the Stock Exchange) and special dividend of RMB0.2825 per Yashili Share (equivalent to HK$0.355 per Yashili Share as extracted from the website of the Stock Exchange). The Yashili Shares closed at HK$3.33 on June 13, 2013, the day when the trading of the Yashili Shares was suspended before the Announcement. The price of the Yashili Shares increased and closed at HK$3.43 per Yashili Share on June 19, 2013, the first trading day after the Announcement.

On July 16, 2013, the Offeror Parent announced that it had obtained the approval at an EGM in relation to the making of the Offers. On the following day (i.e. July 17, 2013), Yashili Shares closed at HK$3.52, representing a slight premium of approximately 0.57% over the Share Offer Price. Since then, Yashili Shares were closed at a price equivalent to or close to the Share Offer Price for the period from July 18, 2013 to the Latest Practicable Date. The Yashili Shares closed at HK$3.48 per Yashili Share as at the Latest Practicable Date.

Chart 2 above illustrates the performance of the Yashili Shares compared to that of the Hang Seng Index and the Hang Seng Composite SmallCap Index. During the review period (i.e. since the date of listing of the Yashili Shares on the Stock Exchange and up to the Latest Practicable Date), the Yashili Shares generally under-performed both the Hang Seng Index and the Hang Seng Composite SmallCap Index for most of the time, improving from August 2012. The improvement in the performance of the Yashili Shares may have been supported by announcements of improved 2012 interim results, the New Zealand manufacturing facility, the positive profit alert for 2012 results and the special dividend.

(c)	Short term and longer term share price comparisons

We note that in the short term, as set out in sub-section (a) above, the premium of the Share Offer Price over the market price (other than the market price as at the Latest Practicable Date) has ranged from approximately 9-20%. While 2013 has seen positive announcements, profitability has only returned to 2010 levels, and the announcement of the 2011 results coincided with a period of price weakness.

As discussed in sub-section (b) above, since its listing in late 2010, the Yashili Share price has fluctuated quite widely and not corresponded closely to index movements. The strong short term share price of Yashili before the Announcement may have been influenced by a series of positive announcements from Yashili, including an over 50% improvement in 2012 profits, the New Zealand project and the special dividend. Such a favourable combination of factors over a short period of time, in particular, the special dividend and the New Zealand project, may occur only occasionally. In these circumstances, we consider a comparison of the Share Offer Price with longer term average market prices is also relevant to Independent Yashili Shareholders and we set out below three longer term bases. Based on the average Yashili Share closing prices (i) from listing of the Yashili Shares to the Last Trading Date; (ii) the twelve months prior to the Last Trading Date; and (iii) the six months prior to the Last Trading Date, the results are:

Basis	Average Yashili Share closing price	Share Offer Price	Premium
	(Approximate HK$)	(HK$)	(Approximate)
	(Note 1)		(Note 2)

Since listing of the Yashili Shares and up to the Last Trading Date	1.99	3.50	75.9%

Last twelve months prior to the Last Trading Date	2.16	3.50	62.0%

Last six months prior to the Last Trading Date	2.83	3.50	23.7%

Notes:

1.	Based on the average closing price of the Yashili Shares in the relevant periods as sourced from Bloomberg where the Yashili Share prices were not stated on the same “ex dividend” basis as mentioned in sub-section (a) above.
2.	Calculated by dividing the Share Offer Price by the average Yashili Share price.

These premia are higher than the shorter term figures in (a) above and, in our opinion, Independent Yashili Shareholders should also bear them in mind when assessing the level of premium of the Share Offer.

(d)	Trading liquidity

Set out in the table below are the monthly total trading volumes of the Yashili Shares and the percentages of such monthly total trading volumes to the total issued share capital and the public float of Yashili from January 1, 2012 up to and including the Latest Practicable Date:

	Monthly total trading volume of the Yashili Shares	Percentage of the monthly total trading volume of the Yashili Shares to the total issued Yashili Shares	Percentage of the monthly total trading volume of the Yashili Shares to the public float
	(Note 1)	(Note 2)	(Notes 2&3)

2012
January	27,575,000	0.78%	3.27%
February	72,154,430	2.05%	8.56%
March	51,591,177	1.46%	6.12%
April	23,347,614	0.66%	2.77%
May	34,356,349	0.98%	4.08%
June	27,645,000	0.78%	3.28%
July	43,392,006	1.23%	5.15%
August	103,000,010	2.92%	12.23%
September	103,233,885	2.93%	12.25%
October	94,139,431	2.67%	11.17%
November	164,196,009	4.66%	19.49%
December	77,347,308	2.20%	9.18%

2013
January	259,808,648	7.34%	30.25%
February	81,364,186	2.30%	9.47%
March	168,552,040	4.76%	19.63%
April	150,053,421	4.24%	17.47%
May	267,973,454	7.57%	31.20%
June	330,856,856	9.30%	37.65%
From July 1, 2013 to the Latest Practicable Date	184,204,006	5.18%	20.96%

Notes:

1.	Source: Bloomberg
2.	The calculation is based on the monthly total trading volume of the Yashili Shares divided by the total issued share capital of Yashili or total number of Yashili Shares in public float at the end of each month (or at the Latest Practicable Date for July 2013).
3.	The total number of Yashili Shares in public float is calculated based on the number of total issued Yashili Shares excluding the Yashili Shares held by Zhang International and CA Dairy at the end of each month (or at the Latest Practicable Date for July 2013).

As illustrated in the above table, during the period from January 2012 to July 2012, the monthly trading volume ranged between approximately 27.6 million Yashili Shares and 72.2 million Yashili Shares. On August 16, 2012, Yashili announced strong 2012 interim results which may have stimulated the trading in the Yashili Shares in August and September 2012. Since then and up to the Latest Practicable Date, the trading volume of the Yashili Shares was below 20% of the total issued Yashili Shares in public float except for January, May and June 2013, and from July 1, 2013 to the Latest Practicable Date. On January 10, 2013, Yashili published an announcement in relation to the establishment of a New Zealand manufacturing facility. On January 21, 2013, Yashili published a positive profit alert announcement and Yashili Group expects that the profit for the year ended December 31, 2012 would record a substantial increase as compared to the profit for the year ended December 31, 2011. On May 5, 2013, Yashili announced a special dividend of RMB28.25 cents per Yashili Share for the year ended December 31, 2012 in addition to the final dividend. On June 18, 2013, the Offers were announced. The announcements of the establishment of manufacturing facility in New Zealand, the profit alert for 2012 results, the special dividend and the Share Offer may have stimulated the trading volume of the Yashili Shares in January, May and June 2013, and from July 1, 2013 to the Latest Practicable Date.

Yashili Shares are relatively recently listed and as such trading volume (compared to the public float) has been reasonable. As explained above, the relatively high trading volume (with monthly trading volume exceeding 20% of the public float in January, May and June 2013, and from July 1, 2013 to the Latest Practicable Date) might have been promoted by certain positive news of Yashili (i.e. the New Zealand project, the profit alert for 2012 results, the special dividend and the Offers). In our opinion, it is not likely that the monthly trading volume can reach such high level if the Offers lapse or close unless there is a series of other positive news of Yashili. In the absence of the Offers, Yashili Shareholders who wish to sell a significant number of their Yashili Shares within a short period in the market may exert downward pressure on the market price of the Yashili Shares. Therefore, the Share Offer represents an opportunity for Yashili Shareholders to dispose of their entire holdings at the Share Offer Price without disturbing the market price if they so wish.

4.	Peer comparison

Comparable Company

Yashili Group is principally engaged in production and sales of paediatric milk formula products and nutrition food. There are other listed companies in Hong Kong principally engaged in manufacturing and distribution of dairy products such as liquid milk. However, we consider that dealing with liquid milk is substantially different from the production and sales of paediatric milk formula products in terms of business model and customer base. For comparison purpose, we have conducted a search on Bloomberg on a best efforts basis for companies listed on the Stock Exchange which are principally engaged in production and sale of paediatric milk formula products. We have identified three such comparable companies, Biostime (stock code: 1112), Daqing Dairy Holdings Limited (stock code: 1007) and Ausnutria Dairy Corporation Ltd (stock code: 1717). To the best of our knowledge, these three companies represent all the companies comparable to Yashili based on the above criteria for selecting the comparable companies. However, trading of the shares of Daqing Dairy Holdings Limited and Ausnutria Dairy Corporation Ltd has been suspended since March 22, 2012 and March 29, 2012 respectively and therefore we have not included these companies. We therefore consider Biostime is the only comparable company (the “Comparable Company”). As stated in the 2012 annual report of Biostime, the Biostime group is principally engaged in the manufacture and sale of premium paediatric nutritional and baby care products.

As set out the sub-setion headed “Prospects of Yashili Group” above, the PRC government has recently investigated a number of foreign makers of infant formula for possible price fixing and anticompetitive activity and Wyeth Nutrition announced price reduction for its major products. After trading hour on June 27, 2013, Biostime announced that one of its subsidiaries was currently under an investigation conducted by National Development and Reform Commission of the PRC. The main purpose of the investigation was in relation to an alleged violation of Article 14 of Anti-Monopoly Law of the PRC by the subsidiary in managing the market sales prices at which the distributors and retail sales organizations sell its products. Following the release of announcement regarding the investigation, closing price of share of Biostime dropped by approximately 7.5% from HK$47.05 per share on June 27, 2013 to HK$43.5 per share on June 28, 2013. The share price of Biostime continued to weaken and closed at HK$31.0 on July 4, 2013, representing a decrease of approximately 34.1% as compared to the closing price of Biostime of HK$47.05 per share on June 27, 2013. Since then, the share price of Biostime has recovered partially and closed at HK$38.65 as at the Latest Practicable Date, representing a decrease of approximately 17.9% as compared to the closing price of share of Biostime of HK$47.05 per share on June 27, 2013.

On the other hand, the closing price of Yashili Share remained stable during the period from June 27, 2013 to the Latest Practicable Date. We consider that the stable performance of share price of Yashili as compared to that of Biostime is likely to be due to the opportunity Independent Yashili Shareholders have to sell their Yashili Shares on a fixed basis under the Share Offer.

The table below sets out the comparison of historical price-earnings multiples (“PE(s)”) of Yashili and the Comparable Company:

Company	Market capitalisation as at the Latest Practicable Date	Audited consolidated profits attributable to equity holders	Historical PE
	(Approx. HK$‘million)	(Approx. HK$‘million)	(Approx. times)
	(Note 1)	(Note 2)	(Note 3)

Biostime	23,278.7	940.8	24.7

The Share Offer (the Cash Option)	12,457.2 (Note 4)	593.1	21.0 (Note 5)

Notes:

1.	Market capitalisation figure of the Comparable Company is sourced from Bloomberg.
2.	Figures are extracted from latest published annual reports of the Comparable Company and Yashili available as at the day before the Latest Practicable Date, where the figures in RMB are translated at the exchange rate of RMB1=HK$1.266.
3.	The historical PE of the Comparable Company is calculated based on its latest audited consolidated profits attributable to its equity holders and its closing market capitalisation as at the Latest Practicable Date.
4.	The market capitalisation is computed based on the Share Offer Price of HK$3.50 per Yashili Share and total number of issued Yashili Shares of 3,559.2 million as at the Latest Practicable Date.
5.	The historical PE of the Share Offer is calculated based on the market capitalisation and the audited consolidated profits attributable to the Yashili Shareholders.

Since there is only one Comparable Company, we consider that the analysis is of limited value and is included in this letter for illustration purpose only. As set out in the table above, the historical PE represented by the Share Offer of approximately 21.0 times is somewhat lower than the historical PE of the Comparable Company of approximately 24.7 times. Based on the 2012 and 2011 annual reports of Biostime, the net profits attributable to its equity holders for the three years ended December 31, 2010, 2011 and 2012 amounted to approximately RMB265.7 million, RMB527.4 million and RMB743.1 million respectively, representing annual increases of approximately 98.5% in 2011 and 40.9% in 2012. On the other hand, as mentioned in the sub-section headed “Financial information and prospects of Yashili Group” above, the net profits attributable to the equity holders of Yashili decreased by approximately 39.0% in 2011 and then increased by approximately 53.0% in 2012. The market may award a higher rating to Biostime because of its steadier growth record.

The Share Offer Price of HK$3.50 represents a price earnings ratio of approximately 21.0 times the 2012 earnings of Yashili. We do not consider this price earnings ratio can be usefully compared with any other company in this sector listed in Hong Kong, but in absolute terms it is higher than, for example, the price earnings ratio of Hang Seng Index of approximately 9.88 times (as sourced from Bloomberg) as at the Latest Practicable Date.

5.	Intentions of the Offeror regarding the Yashili Group

As stated in the “Letter from UBS” contained in the Composite Document, following completion of the Offers, the Offeror Parent will review the businesses of Yashili Group, including among other things, Yashili Group’s relationships with its distributors and suppliers, portfolio of products, assets, corporate and organizational structure, capitalization, operations, policies, management and personnel to consider and determine what changes, if any, would be necessary, appropriate or desirable, long term and short term, in order to best organize and optimize the businesses and operations of Yashili Group and to integrate the same within the Offeror Parent Group. The Offeror Parent intends that Yashili Group will continue to operate its business (including the composition of the senior management of Yashili Group) in substantially its current state. Other than certain changes to the composition of Yashili Board as set out in the section headed “Proposed changes to the composition of Yashili Board and Yashili’s management team post-completion” in the “Letter from UBS” in the Composite Document, the Offeror Parent Group does not intend to institute any major changes to Yashili’s current businesses and operation (including redeployment of the fixed assets of Yashili Group and employee changes within Yashili Group).

However, the Offeror Parent reserves the right to make any changes that it deems necessary or appropriate to Yashili Group’s businesses and operations (including the composition of the senior management of the Yashili Group) to better integrate, generate maximum synergy and achieve enhanced economies of scale with the other operations of the Offeror Parent Group. Accordingly, there may be material changes in the financial or operational policies of Yashili Group which could affect its prospects after completion of the Offers.

If Yashili remains as a listed company on the Stock Exchange following closing of the Offers, the Offeror Parent expects that the dividend policy of Yashili will be substantially consistent with its past practices since its listing on the Stock Exchange. However, we note that special dividends, such as the one Yashili declared in respect of 2012, may by their nature not occur regularly and the dividend pay-out ratio for the final dividend in respect of 2012, at approximately 85%, is higher than the previous two years.

6.	Factors Independent Yashili Shareholders should bear in mind in evaluating the Cash and Share Option

(i)	Introduction

The structure of the Share Offer is unusual in that Yashili Shareholders, as well as being able to accept an all-cash offer under the Cash Option, can also consider an offer which is approximately 80.6% by value in cash and the remainder in the Offeror Shares under the Cash and Share Option. Details of the valuation of the Offeror Share by UBS are set out in the “Letter from UBS” and in Appendix VI to the Composite Document. Zhang International has undertaken to accept the Cash and Share Option in full, whereas CA Dairy has undertaken to accept the Cash Option.

As stated in the “Letter from UBS”, the concept of a Cash and Share Option evolved during negotiations between the Offeror Parent and Zhang International, as it was indicated to the Offeror Parent that Zhang International wished to maintain a stake in Yashili following completion of the Offers. Consequently, the Offers were structured to achieve this. Zhang International has committed to accept the Cash and Share Option in respect of its entire holding of approximately 1,826.8 million Yashili Shares (approximately 51.3%). It is stated in the “Letter from UBS” in the Composite Document that the Offeror will issue such number of Offeror Shares to the Offeror Parent so as to ensure that Zhang International will have an indirect 10% interest in the entire issued share capital of Yashili through the Offeror. This 10% indirect interest in Yashili will remain constant even if the other Yashili Shareholders elect for the Cash and Share Option.

Under the provisions of the Takeovers Code, as the Cash and Share Option is being provided to Zhang International, it must be extended to all other Yashili Shareholders; however, as explained above, it has been specifically tailored to the requirements of Zhang International, a large investor which is very knowledgeable about Yashili. Although the Cash and Share Option has some potentially attractive features as mentioned in sub-sections (ii)(c), (d) and (e) below, it is not, in our view, suitable for small Yashili Shareholders, as discussed in the “Discussion and Analysis” section below.

(ii)	Implications of Cash and Share Option

(a)	Consideration

Accepting Yashili Shareholders electing the Cash and Share Option will receive, instead of HK$3.50 in cash, (i) HK$2.82 (approximately 80.6% of HK$3.50) in cash and (ii) 0.681 Offeror Share.

(b)	Lock-up Period (3 years) and tag-along rights

Except in certain specified circumstances, shareholders of the Offeror may not dispose of any interest in their Offeror Shares for a period of 3 years from the date on which the Offers become or are declared unconditional in all respects. Further details are set out in the sub-section headed “Lock-Up on the Offeror’s Shares” under the section headed “Information of the Offeror” in the “Letter from UBS” contained in the Composite Document.

It is stated in the sub-section headed “Tag-along rights of Offeror Shareholders” under the section headed “Information of the Offeror” in the “Letter from UBS” contained in the Composite Document that Offeror Shareholders are entitled to tag-along rights under certain circumstances. Any sale of the Offeror Shares pursuant to the tag-along rights shall not be subject to any lock-up restrictions. If Yashili continues to be a listed company after the close of the Offers, any Change of Control in the Offeror may trigger an obligation for the new controlling shareholder of the Offeror to make an offer for then outstanding shares and convertible securities of Yashili pursuant to Note 8 to Rule 26.1 of the Takeovers Code. Further details in respect of the tag-along rights are set out in the sub-section headed “Tag-along rights of Offeror Shareholders” under the section headed “Information of the Offeror” in the “Letter from UBS” contained in the Composite Document.

(c)	If Yashili continues to be listed

Each shareholder of the Offeror (other than the Offeror Parent) will have the right to exchange all of their Offeror Shares for a proportionate interest in Yashili Shares. However, such Yashili Shares would be subject to the same lock-up restrictions as summarised in (b) above. Further details are set out in the sub-section headed “Rights of Offeror Shareholders if Yashili’s listing status is maintained” under the section headed “Information of the Offeror” in the “Letter from UBS” contained in and Appendix V to the Composite Document. Independent Yashili Shareholders are advised to study the implications of the exchange right by referring to the section headed “Implications of the repurchase and exchange rights under applicable laws, regulations, Listing Rules and guidance” in the “Letter from UBS” contained in the Composite Document.

(d)	If Yashili is delisted

The Offeror Parent has undertaken (for itself and the Offeror Parent Group) to use its commercially reasonable best efforts to effect a re-listing of the business of Yashili Group within 5 years of such delisting.

For a period from the expiry of the Lock-up Period until the earlier of the re-listing mentioned above and 10 years from the expiry of the Lock-up Period, each shareholder of the Offeror shall have the right to require the Offeror to repurchase all his Offeror Shares at a price equivalent to 20 times of the earnings per share of the Offeror for the previous financial year. This is similar to the present Share Offer Price, which is approximately 21.0 times Yashili’s 2012 earnings.

However, as stated in the sub-section headed “Risks relating to the holding of Offeror Shares” in the section headed “Information of the Offeror” in the “Letter from UBS” in the Composite Document, the ability of the Offeror to repurchase the Offeror Shares from its shareholders for cash consideration will depend on a number of factors, including the Offeror Parent’s financial resources and its ability to raise sufficient funds. As such, there is no guarantee that the Offeror would be able to effect such repurchase. Moreover, such repurchase cannot offer any guaranteed downside capital protection because the amount to be received under the repurchase of the Offeror Shares together with the cash component to be received under the Cash and Share Option may be lower than the amount to be available under the Cash Option.

In the event that there is a re-listing of Yashili Group’s business, an Offeror Shareholders may exchange all (but not part only) of the Offeror Shares held by such Offeror Shareholder with such number of shares in New Listco prior to the listing of the New Listco but subject to the listing rules and guidance in force at that time. Yashili Shareholders should note that there is no assurance that all or a substantial part of the businesses of Yashili Group will be re-listed on any stock exchange within five years from the date of withdrawal of listing or at all.

Further details are set out in the sub-section headed “Rights of Offeror Shareholders if Yashili withdraws listing” under the section headed “Information of the Offeror” in the “Letter from UBS” contained in the Composite Document. Independent Yashili Shareholders are advised to study the implications of the repurchase and exchange rights by referring to the section headed “Implications of the repurchase and exchange rights under applicable laws, regulations, Listing Rules and guidance” in the “Letter from UBS” contained in the Composite Document.

Before considering accepting the Cash and Share Option, Independent Yashili Shareholders are strongly advised to take into account the aforesaid risks that (1) the Offeror might not be able to effect the repurchase of Offeror Shares; and (2) all or a substantial part of the businesses of the then Yashili Group might not be re-listed on any stock exchange within five years from the date of withdrawal of listing.

(e)	Dividends

The Offeror will adopt a dividend policy to distribute as dividends, on a pro-rata basis and subject to the then applicable laws and regulations, all of its distributable profits (after deducting the administrative expenses incurred and withholding taxes (if required by applicable laws)) as of the end of each financial year. The declaring, making or paying dividends not on a pro-rata basis to all Offeror’s shareholders is a reserved matter. The Offeror will derive its income solely from the distributions by Yashili (if any). Accordingly, the ability of the Offeror to declare and pay dividend is heavily dependent on, among other things, the amount of distributions received from Yashili and expenses incurred by the Offeror.

(f)	Reduced protections

The Offeror, as an unlisted company, will be governed by the Listing Rules as a subsidiary of the Offeror Parent. However, the Listing Rules are primarily concerned with the interests of the Offeror Parent’s shareholders, not the minority shareholders of the subsidiary of the Offeror Parent. Accordingly, the Offeror will not be subject to the same degree of corporate governance and minority protection requirements as set out in the Listing Rules. In particular, all existing protections regarding notifiable transactions and connected transactions that currently apply to Yashili as a listed company will not apply to the Offeror so far as the minority shareholders of the Offeror are concerned.

Connected transactions and certain changes in share capital are reserved matters (i.e. reserved matters listed in items (b), (c), (i), (j) and (k)) as set out in the sub-section headed “Reserved matters” in the section headed “Information of the Offeror” in the “Letter from UBS” in the Composite Document, and are subject to approval by more than 92% of votes of the Offeror Shares entitled to vote thereon unless exception conditions are met. It is further stated in the sub-section headed “Post Offers shareholding structure” in the section headed “Information of the Offeror” in the “Letter from UBS” in the Composite Document that assuming Yashili does not maintain its listing status on the Stock Exchange and all Yashili Shareholders (other than CA Dairy) opt for the Cash and Share Option (being the situation with other Yashili Shareholders holding the maximum interest in the Offeror), the Offeror would be held as to approximately 85.2%, 10.0% and 4.8% by the Offeror Parent, Zhang International and other Offeror Shareholders respectively. Accordingly, while Zhang International has the power to veto matters which are connected transactions and other reserved matters, other Offeror Shareholders, holding a maximum of 4.8% of the Offerror Shares, may not be able to do so.

Furthermore, a shareholder of the Offeror who beneficially owns 8% or more of the issued share capital of the Offeror shall be entitled to, from time to time, appoint and maintain one director to the board of directors of the Offeror. The Offeror shall exercise its right as a shareholder of Yashili to procure that such director shall also be appointed to the Yashili Board. Accordingly, Zhang International will be able to nominate such director but other Offeror Shareholders will not have such right of director appointment.

Requirements for appointing independent non-executive directors under the Listing Rules will not apply to the Offeror.

It is uncertain whether the Offeror is or will be determined by the Executive to be a “public company in Hong Kong” (as defined in the Takeovers Code) after the close of the Offers. If the Offeror is determined by the Executive to be a “public company in Hong Kong”, the Offeror will be subject to the Takeovers Code. In the event that the Offeror is not determined to be a “public company in Hong Kong”, it will no longer be subject to the Takeovers Code. In that case, the interests of the Offeror Shareholders will be safeguarded primarily by the New Memorandum and New Articles, and provisions regarding minority shareholders’ interest protection under the British Virgin Islands Companies Law.

(g)	Estimates of value of Offeror Shares

As set out in Appendix VI to the Composite Document headed “Estimates of value of Offeror Shares” prepared by UBS, an estimate of the value of an Offeror Share would have been within a range of approximately HK$0.6990 to HK$0.9985. Based on the Cash and Share Option, whereby each Yashili Shareholder is entitled to receive HK$2.82 in cash and 0.681 Offeror Share for every Yashili Share, this implies a consideration of approximately HK$3.30 to HK$3.50 for every Yashili Share.

We have reviewed and discussed with UBS the methodology used, and the bases and assumptions adopted, for the estimates of value of the Offeror Shares as set out in the Appendix VI to the Composite Document. The value of the Offeror Shares are based on the value of the Yashili Shares which the Offeror will own. Immediately following the closing of the Offer, the Offeror will not own any other assets except for Yashili Shares. As a result, the value of the Offeror Shares issued in connection with the Offers is estimated to be equal to the total estimated value of Yashili Shares that are the subject of the Share Offer (i.e. the value per Yashili Share under the Cash Option of HK$3.50), prior to any costs and expenses incurred by the Offeror in connection with the Offers. Due to, among other things, the Offeror being an unlisted company, the lack of marketability, the limited rights of the Offeror Shares and the Offeror Shares Lock-Up Restrictions, UBS considers that discounts in a range of between 0% and 30% have to be taken into account in estimating the value of the Offeror Shares. UBS believes that the assumed discounts in a range of between 0% and 30% are appropriate based on UBS’s own experience and academic studies. Taking into account such discounts, the estimates of the values of the Offeror Shares are in the range of between HK$0.6990 (being 0.9985x70%) and HK$0.9985. The estimate of the value of an Offeror Share will remain unchanged for (1) all Yashili Shareholders (other than Zhang International who opts for the Cash and Share Option) opt for the Cash Option; (2) all Yashili Shareholders (other than CA Dairy) opt for the Cash and Share Option; and (3) all scenarios in between these two. The methodologies are, in our opinion, a reasonable approach in establishing the estimates of the value of Offeror Shares. As unlisted shares with limited shareholders’ rights, it is conventional to allow a discount on the estimates of value of the Offeror Shares to reflect, among other things, their lack of marketability and limited rights of the Offeror Shares. We are of the view that it is not practicable to accurately estimate such discount and it depends on circumstances. Still, we consider the discounts in a range of between 0% and 30% adopted by UBS in its estimates to be acceptable. More importantly, as mentioned in the section headed “Discussion and analysis” below, there are various limitations on the rights and returns to the holders of the Offeror Shares. We recommend Independent Yashili Shareholders to accept the Cash Option of HK$3.50 per Yashili Share in cash, and not to take the Cash and Share Option, which we consider has been tailored for a large sophisticated investor. Accordingly, the accuracy of the estimates of the value of Offeror Shares, particularly the aforesaid discounts in a range of between 0% and 30% adopted by UBS, are not a key consideration for our opinion and recommendation.

For further details of methodology, basis, assumptions and computations of the estimates of the value of the Offeror Shares, please refer to the Appendix VI to the Composite Document.

7.	Compulsory acquisition and status

One of the Conditions of the Share Offer is the receipt of valid acceptances of the Share Offer resulting in the Offeror and persons acting in concert with it holding at least 75% of the voting rights in Yashili. This Condition may be waived by the Offeror if the Offeror receives acceptances in respect of the Share Offer which would result in the Offeror Parent, the Offeror and their respective Concert Parties holding more than 50% of the voting rights in Yashili. However, owing to the terms of the Irrevocable Undertakings, covering committed acceptances in respect of approximately 75.3% of Yashili Shares, we consider that it is almost certain that this Condition will be fulfilled.

Notwithstanding the Offeror’s preference to maintain the listing of Yashili, it is the intention of the Offeror to exercise the right under section 88 of the Cayman Islands Companies Law to compulsorily acquire those Yashili Shares not acquired by the Offeror under the Share Offer if it, within four months of the posting of the Composite Document, acquires not less than 90% of Yahsili Shares. On completion of the compulsory acquisition, if exercised, Yashili will become a wholly-owned subsidiary of the Offeror and an application will be made for the withdrawal of the listing of Yashili Shares from the Stock Exchange pursuant to Rule 6.15 of the Listing Rules. As soon as reasonably practicable after such application for the withdrawal of the listing of the Yashili Shares from the Stock Exchange has been made, Yashili will give Yashili Shareholders notice of the proposed withdrawal of the listing by way of an announcement pursuant to Rule 6.15 of the Listing Rules.

If the right of the compulsory acquisition is exercised and requirements of Rule 2.11 of the Takeovers Code can be met, dealings in Yashili Shares will be suspended from the Closing Date up to the withdrawal of the listing of Yashili Shares from the Stock Exchange pursuant to Rule 6.15 of the Listing Rules.

Accordingly, Yashili Shareholders should note the possibility that the listing of Yashili Shares may in due course be withdrawn from the Stock Exchange.

Independent Yashili Shareholders should be aware that, if (1) the Offeror does not acquire the requisite percentage for the compulsory acquisition pursuant to the Cayman Islands Companies Law and the Takeovers Code; and (2) the number of Yashili Shares held by the public, as defined in the Listing Rules, comprises less than 25% of the issued Yashili Shares at the close of the Offers, trading in Yashili Shares may be suspended. It is stated in the “Letter from UBS” contained in the Composite Document that the Offeror will, to the extent necessary, undertake to the Stock Exchange, following the closing of the Offers, to take appropriate steps to ensure that such number of Yashili Shares as may be required by the Stock Exchange are held by the public within the prescribed time frame. If Yashili remains as a listed company after the close of the Offers, pursuant to the Listing Rules, any future transactions between Yashili Group and the Offeror Parent Group will be carried out on an arm’s length basis and in compliance with the Listing Rules.

8.	The Option Offer

The Option Offer involves a cancellation price of (i) HK$3.361 in cash per Yashili Option in respect of Yashili Options with an exercise price of RMB0.11 under the Pre-IPO Share Option Scheme; (ii) HK$2.00 in cash per Yashili Option in respect of Yashili Options with an exercise price of HK$1.50 under the Share Option Scheme; and (iii) HK$1.171 in cash per Yashili Option in respect of Yashili Options with an exercise price of RMB1.84 under the Pre-IPO Share Option Scheme. These prices are based on the “see-through” principle and the Share Offer Price of HK$3.50. The “see-through” principle is normally adopted in Hong Kong for privatisation proposals and general offers of a similar nature.

All the outstanding Yashili Options are in-the-money (i.e. exercise prices being below the Share Offer Price) and the cancellation prices of the Yashili Options are based on the “see-through” principle. In particular, the Yashili Optionholders should note that in accordance with the terms of the Pre-IPO Share Option Scheme and/or the Share Option Scheme, any Yashili Options which remain unexercised will lapse automatically and not be exercisable on the expiry of the one-month period after the date on which the offer becomes or is declared unconditional regardless of whether Yashili will remain listed or not after the Offers.

DISCUSSION AND ANALYSIS

A.	SHARE OFFER

(i)	Share price performance

Yashili went public in 2010 at a price of HK$4.20 per Yashili Share.

The share price performance since the listing is set out in Chart 1 under the sub-section headed “Analysis of the price performance and trading liquidity of Yashili Shares” under the section headed “Principal factors and reasons considered” above. Since the date of listing of Yashili Shares on the Stock Exchange and up to the Latest Practicable Date, the Yashili Shares have generally under-performed both the Hang Seng Index and the Hang Seng Composite SmallCap Index for most of the time. However, the performance of the Yashili Shares strengthened from August 2012, possibly due to the announcements of (a) improvement of 2012 interim results; (b) the establishment of the New Zealand manufacturing facility; (c) the positive profit alert for 2012 results; and (d) the special dividend of RMB28.25 cents per Yashili Share for the year ended December 31, 2012 in addition to the final dividend. Further details are set out in the sub-section headed “Analysis of the price performance and trading liquidity of Yashili Shares” under the section headed “Principal factors and reasons considered” above.

(ii)	Offer premium

The Yashili Share price was slightly above HK$2 at the start of 2013. Yashili announced its expansion plans in New Zealand in January 2013, after which the Yashili Share price improved to about HK$2.6. In addition, the Yashili Share price for the period from the respective announcements of the final dividend and special dividend, and up to June 10, 2013 was “cum” the 2012 final dividend and a special dividend totaling about the equivalent of HK$0.4971 (as extracted from the website of the Stock Exchange) per Yashili Share. On this basis, the premium of the Share Offer Price over the closing share price over the relatively short term (other than the closing price as at the Latest Practicable Date) is in a range of between approximately 9.0% and 20.3% as set out in part (a) Short-term price performance (since March 26, 2013) in the sub-section headed “Analysis of the price performance and trading liquidity of Yashili Shares” under the section headed “Principal factors and reasons considered” above.

As discussed, we consider certain non-recurring factors may have affected the short term premium of the Share Offer Price. We therefore consider a longer term comparison is also relevant in this case. In respect of the three periods (i) from listing of the Yashili Shares to the Last Trading Date; (ii) the twelve months prior to the Last Trading Date; and (iii) the six months prior to the Last Trading Date, the premia were approximately 75.9%, 62.0% and 23.7% respectively. Taking into account both the short term and long term ranges of approximately 9% to 20% and 24% to 76% respectively, we consider the premia of the Share Offer Price over the relevant market prices to be reasonable.

(iii)	Price earnings ratio/dividend yield/premium over net asset value

The Share Offer Price of HK$3.50 represents a price earnings ratio of approximately 21.0 times the 2012 earnings of Yashili. We do not consider this price earnings ratio can be usefully compared with any other company listed in Hong Kong in this sector because there is only one Comparable Company, but in absolute terms it is higher than, for example, the price earnings ratio of Hang Seng Index of approximately 9.88 times (as sourced from Bloomberg) as at the Latest Practicable Date.

Excluding the special dividend, the dividend yield at HK$3.50 based on 2012 dividends is 4.06%, which is higher than the dividend yield of Hang Seng Index of approximately 3.52% (as sourced from Bloomberg) as at the Latest Practicable Date. The Offeror has stated that if Yashili remains listed, its dividend policy will be substantially consistent with its past practice since its listing. However, no profit or dividend forecast is available for 2013. Also, we note that special dividends, such as the one Yashili paid in 2013, may by their nature not occur regularly and the dividend pay-out ratio for the final dividend in respect of 2012, at approximately 85%, is higher than average of 2010 and 2011.

Hang Seng Index is a major index in the Hong Kong stock market and is widely quoted to indicate the performance of the Hong Kong stock market. The comparison of price earnings ratio and dividend yield against those of Hang Seng Index can provide an overall market proxy assessment. On this basis and due to there being only one Comparable Company for Yashili, we consider that Hang Seng Index can serve as a useful comparable in these circumstances. In addition, the Share Offer Price of HK$3.50 represented a premium of approximately 138.1% over the audited consolidated net asset value per Yashili Share as at December 31, 2012 of approximately RMB1.16 (equivalent to approximately HK$1.47 with an exchange rate of RMB1 = HK$1.266), where the net asset value per Yashili Share is derived by dividing the audited net asset value of Yashili Group attributable to equity holders by the number of issued Yashili Shares as at December 31, 2012. If, based on the adjusted net asset value per Yashili Share as at December 31, 2012 of approximately RMB0.7644 (equivalent to approximately HK$0.97 with an exchange rate of RMB1 = HK$1.266) per Yashili Share after deducting the final and special dividends, the Share Offer Price of HK$3.50 would represent a premium of approximately 260.8%.

(iv)	Controlling shareholder and major private equity firm have irrevocably agreed to accept the Share Offer

The controlling shareholder of Yashili, Zhang International, has irrevocably agreed to accept the Share Offer in respect of all the approximately 1,827 million Yashili Shares (approximately 51.3% of total issued shares of Yashili) held by Zhang International. In addition, CA Dairy has similarly undertaken in respect of all its approximately 854 million Yashili Shares (approximately 24.0% of total issued shares of Yashili), meaning that over 75% of Yashili Shares will in accordance with the terms of the Irrevocable Undertakings be assented to the Share Offer. On this basis, the condition to the Share Offer relating to the level of acceptances will very likely be fulfilled. Both Zhang International and CA Dairy are very familiar with Yashili’s business and prospects, and have undertaken to accept the Share Offer. We would advise the Independent Yashili Shareholders to take this factor into consideration before concluding whether to accept the Offers or not.

(v)	Should I remain a shareholder in Yashili?

One reason not to accept the Share Offer would be if Independent Yashili Shareholders consider the future of Yashili will be promising under the control of the Offeror Parent. As explained in the “Letter from UBS” in the Composite Document, there is a good fit between the Offeror Parent and Yashili in terms of vertical integration, in that the Offeror Parent is a major dairy products producer in the PRC but a relatively small portion of its turnover is derived from milk powder products whereas Yashili buys its raw milk powder from New Zealand and concentrates on “downstream” infant formula products. There would seem to be potential synergistic benefits in aligning the operation of the two groups but, having said that, such alignment would be more easily achieved if Yashili became 100% owned subsidiary of the Offeror Parent Group. Moreover, it is uncertain when such potential synergistic benefits can be crystallized and how much synergy can really be achieved.

(vi)	Possible lack of public float

Independent Yashili Shareholders who consider retaining their Yashili Shares should be aware that the public float of Yashili Shares may come under pressure after the close of the Offers, as holders of more than 75% of Yashili Shares have irrevocably committed to accept the Share Offer. A high level of acceptance, even if it fails to reach the level required for compulsory acquisitions, may lead to a temporary suspension of trading in Yashili Shares while the Offeror implements measures to restore the public float of Yashili to the Stock Exchange requirements.

(vii)	Cash and Share option

As discussed below, the controlling Yashili Shareholder, Zhang International, has irrevocably undertaken to accept the Cash and Share Option where it will receive approximately 80.6% of the consideration in cash and the remainder in the form of Offeror Shares. This alternative has been negotiated between the Offeror Parent and Zhang International as Zhang International wishes to maintain a stake in Yashili following completion of the Offers.

Independent Yashili Shareholders who accept the Offeror Shares under the Cash and Share Option under the Share Offer will have options, among other things, to (1) exit upon expiry of the Lock-Up Period, such as requiring repurchase by the Offeror (subject to the Offeror’s financial resources and ability to raise sufficient funds) or upon Change of Control of the Offeror or Yashili or (2) exchange for shares in New Listco in the event that there is a re-listing of Yashili Group’s business as set out in the section headed “Information of the Offeror” in the “Letter from UBS” in the Composite Document. However, those exit opportunities are not guaranteed. Further details are set out in the sub-sections headed “Rights of Offeror Shareholders if Yashili withdraws listing”, “Rights of Offeror Shareholders if Yashili’s listing status is maintained” and “Tag-along rights of Offeror Shareholders” under the section headed “Information of the Offeror” in the “Letter from UBS” contained in the Composite Document.

These arrangements may be advantageous for the Offeror and Zhang International, but we do not think the Cash and Share Option is suitable for Independent Yashili Shareholders who will have a decreased level of liquidity and shareholder protection and will not be large enough, even taken together, to enjoy the terms relating to the appointment of a director and may not be large enough, even taken together, to be able to veto reserved matters disclosed above. Independent Yashili Shareholders are advised to study associated risks in holding of Offeror Shares by referring to (a) the sub-sections above headed “Factors Independent Yashili Shareholders should bear in mind in evaluating the Cash and Share Option” and “Compulsory acquisition and status” under the section headed “Principal factors and reasons considered” above; and (b) the sub-section headed “Risks relating to the holding of Offeror Shares” in the section headed “Information of the Offeror” in the “Letter from UBS” in the Composite Document before determining whether to accept the Cash and Share Option.

B.	OPTION OFFER

The cancellation prices for the Yashili Options are determined by reference to the Share Offer Price of HK$3.50 and the respective exercise prices of the Yashili Options of RMB0.11, RMB1.84 and HK$1.50. This is the “see-through” principle which is normally adopted in Hong Kong in such circumstances. In accordance with the terms of the Pre-IPO Share Option Scheme and/or the Share Option Scheme, any Yashili Options which remain unexercised will lapse automatically and not be exercisable on the expiry of the one-month period after the date on which the Share Offer becomes or is declared unconditional regardless of whether Yashili will remain listed or not after the Offers.

OPINION AND RECOMMENDATION

(i)	The Share Offer

Based on the above principal factors and reasons, we consider the terms of the Share Offer fair and reasonable so far as the Independent Yashili Shareholders are concerned and advise the Independent Board Committee to recommend Independent Yashili Shareholders to accept it.

Independent Yashili Shareholders should note that the Share Offer Price represents a slight premium of approximately 0.6% compared to the closing price of the Yashili Shares of HK$3.48 as at the Latest Practicable Date. It should be noted that closing price of Yashili Share exceeded the Share Offer Price as of July 17, 2013. Therefore, it is advisable for the Independent Yashili Shareholders to consider selling their Yashili Shares in the market instead of accepting the Share Offer if the market price of the Yashili Shares exceeds the Share Offer Price during the period while the Share Offer is open, and the sales proceeds, net of transaction costs, exceed the net amount receivable under the Share Offer.

Independent Yashili Shareholders who are attracted by the prospects of Yashili as part of the enlarged Offeror Parent Group after the close of the Offers may consider accepting the Cash and Share Option or retaining their Yashili Shares. However, in the case of accepting the Cash and Share Option, they should bear in mind the comments on reduced liquidity and the associated risks which we mention in sub-section headed “Factors Independent Yashili Shareholders should bear in mind in evaluating the Cash and Share Option” under the section headed “Principal factors and reasons considered” above. Independent Yashili Shareholders’ attention is drawn to (i) the detailed information on the rights as an Offeror Shareholder as set out in various sub-sections in the section headed “Information of the Offeror” and (ii) risks for holding the Offeror Shares as set out in the sub-section headed “Risks relating to the holding of Offeror Shares” in the section headed “Information of the Offeror” in the “Letter from UBS” in the Composite Document. Independent Yashili Shareholders are also recommended to review the New Memorandum and the New Articles as summarised in Appendix V to the Composite Document. Independent Yashili Shareholders are strongly advised to read all such information before considering accepting the Cash and Share Option.

Independent Yashili Shareholders who consider retaining their Yashili Shares should be aware of the possible lack of public float after the close of the Offers which may lead to a temporary suspension of trading in Yashili Shares while the Offeror implements measures to restore the public float of Yashili to the Stock Exchange requirements as set out in “Discussion and analysis” section above. Moreover, as set out in the “Letter from UBS” contained in the Composite Document, it is the intention of the Offeror, if it receives valid acceptances of the Share Offer for not less than 90% voting rights in Yashili, to exercise any rights it may have under the provisions of the Cayman Islands Companies Law to acquire compulsorily any outstanding Yashili Shares and to apply for a withdrawal of listing of the Yashili Shares from the Stock Exchange.

(ii)	Whether to accept the Cash Option or the Cash and Share Option under the Share Offer

We recommend Independent Yashili Shareholders to accept the Cash Option of HK$3.50 per Yashili Share in cash, and not to take the Cash and Share Option, which we consider has been tailored for a large sophisticated investor. In our opinion, only those Independent Yashili Shareholders who are attracted by the prospects of Yashili as described in the sub-section above headed “Financial information and prospects of Yashili Group” under the section headed “Principal factors and reasons considered” above and have carefully studied the specific features of the Cash and Share Option and the associated risks of holding the Offeror Shares (discussed in the sub-sections above headed “Factors Independent Yashili Shareholders should bear in mind in evaluating the Cash and Share Option” and “Compulsory acquisition and status” under the section headed “Principal factors and reasons considered” above), should consider taking the Cash and Share Option. Independent Yashili Shareholders’ attention is also drawn to the risks for holding the Offeror Shares as set out in the sub-section headed “Risks relating to the holding of Offeror Shares” in the section headed “Information of the Offeror” in the “Letter from UBS” in the Composite Document. Independent Yashili Shareholders are strongly advised to read such information before considering accepting the Cash and Share Option.

(iii)	The Option Offer

We consider the terms of the Option Offer, which are based on the “see through” principle, to be fair and reasonable and strongly recommend Yashili Optionholders to accept it, bearing in mind particularly the substantial value involved and that the Yashili Options will be cancelled in due course if the Share Offer becomes unconditional, which we believe is likely to happen.

Should the market price of Yashili Shares exceed the Share Offer Price during the Offer Period, Yashili Optionholders should consider exercising their Yashili Options in accordance with the Pre-IPO Share Option Scheme and/or the Share Option Scheme and selling in the market the Yashili Shares issued to them, if the net proceeds after deducting the expenses from such sale would be greater than the net proceeds receivable pursuant to the Option Offer.

The procedures for acceptance of the Offers are set out in Appendix I to the Composite Document and the accompanying Forms of Acceptance. The latest time for acceptance of the Offers on the first closing date (unless extended by the Offeror) is 4:00 p.m. on August 13, 2013. Independent Yashili Shareholders and the Yashili Optionholders are urged to act according to this timetable if they wish to accept the Offers.

Yours faithfully,
for and on behalf of SOMERLEY LIMITED

Richard Leung
Director